Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214130

RODIN GLOBAL PROPERTY TRUST, INC.

SUPPLEMENT NO. 2 DATED JULY 19, 2017

TO THE PROSPECTUS DATED MARCH 23, 2017

This Supplement No. 2 supplements, and should be read in conjunction with, our prospectus dated March 23, 2017, as supplemented by Supplement No. 1 dated May 30, 2017. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 2 is to disclose:

•	the declaration of distributions;

•	the acquisition of a property; and

•	information regarding our borrowings.

Declaration of Distributions

On June 15, 2017, our board of directors authorized, and we declared, distributions for July of 2017, in an amount equal to $0.004254466 per day. Distributions received by holders of shares of Class T common stock will be reduced by the distribution fees payable with respect to such shares. The distributions started to accrue on July 11, 2017. The distributions will be payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month. We expect to declare distributions for August, September and October of 2017 on August 14, 2017 in connection with the publication of our estimated net asset value.

Property Acquisition

Walgreens Store – Grand Rapids, Michigan

On June 11, 2017, we acquired, through a wholly-owned subsidiary of our operating partnership, the fee simple interest in a retail property, or the Property, located in Grand Rapids, MI at a contract purchase price of $7,936,508.00, exclusive of closing costs. We acquired the Property from Barnes Development Walker, LLC, an unaffiliated third party.

The Property is 100% leased to Walgreen Co., or Walgreens, a subsidiary of Walgreens Boots Alliance Inc. (NASDAQ: WBA). Walgreens is rated investment grade by Moody’s and Standards & Poor’s. The lease is net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. As of the date of the acquisition of the Property, there were four pharmacies within a two mile radius of the Property, which is generally considered the primary trade area for a drug store retailer.

The following table provides information about the Property relating to the lease commencement and termination dates, rentable square feet, annualized rental income, rental escalations and tenant termination options.

Lease Commencement Date	Lease Termination Date	Rentable Square Feet	Annualized Rental Income	Rental Escalations	Tenant Termination Options
July 30, 2007	July 31, 2082	14,357	$500,000 ($34.83 per square foot)	None	On July 31, 2032 and every 5 years thereafter

We funded the acquisition of the Property using proceeds from our offering and a loan from UBS AG described in the “Information Regarding our Borrowings” section of this Supplement.

The Property will be managed by RDN Property Management, LLC, an affiliate of our sponsor, pursuant to a property management agreement.

Real estate taxes assessed with respect to the Property for 2016 were approximately $46,676.11. Real estate taxes are reimbursed by the tenants under the terms of the lease. The federal tax basis of the property will approximate the purchase price. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 40 years and furniture, fixtures, equipment and site improvements for 5 to 20 years. We believe that the Property is adequately covered by insurance.

Information Regarding our Borrowings

UBS Loan

On July 11, 2017, in connection with the purchase of the Property, a wholly-owned subsidiary of our operating partnership entered into a loan agreement, or the Loan, with UBS AG with an outstanding principal amount of $4,500,000. The Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.1064% per annum. The Loan matures on June 30, 2032 and may be prepaid (a) subject to customary yield maintenance provisions on or after August 6, 2018 and (b) without penalty on or after April 6, 2027; provided that in each case the Loan may be prepaid in whole, but not in part. The anticipated repayment date of the Loan is July 6, 2027 (the “Anticipated Repayment Date”). Commencing on January 6, 2027, excess cash flow generated by the Property will be held as additional security for the Loan. To the extent the Loan has not been repaid by the Anticipated Repayment Date, excess cash flow from the Property will be applied to the repayment of the outstanding principal and the Loan will bear interest at an increased rate of three percent per annum plus the greater of (a) 4.1064% and (b) the ten year swap yield as of the first business day after the Anticipated Repayment Date. The Loan contains customary events of default. As is customary in such financings, if an event of default occurs under the Loan, the lender may accelerate the repayment of the outstanding principal amount and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period. CF Real Estate Holdings, LLC, or the Guarantor, an affiliate of our sponsor, has guaranteed (x) any losses that the lender may incur as a result of the occurrence of certain bad acts of the borrower and (y) the repayment of the Loan upon the occurrence of certain other significant events, including bankruptcy. Additionally, the Guarantor has agreed to indemnify the lender against certain environmental liabilities.